Exhibit 21

SUBSIDIARIES OF THE COMPANY

The following is a list of the registrant’s subsidiaries:

Organized Under Law Of
Silicon Laboratories UK Ltd.	United Kingdom
Silicon Laboratories Isolation, Inc.	State of California
Silicon Laboratories K.K.	Japan
Silicon Laboratories France, SARL	France
Silicon Laboratories Asia Pacific, Limited	Hong Kong
Silicon Labs CP, Inc.	State of Delaware